For Immediate Release                       Contact: Dan Rael
                                                     SSR Realty Advisors
                                                     (415) 678-2221


                        METRIC INCOME TRUST SERIES, INC.
                    TO CEASE TRADING, MAKE FINAL DISTRIBUTION


SAN FRANCISCO November 24, 1999. In accordance with the Plan of Liquidation and Dissolution adopted by shareholders in June 1998, the Board of Directors of Metric Income Trust Series, Inc. ("MITS"), a closed-end public Real Estate Investment Trust (REIT), voted to cease trading of the Fund's shares as of November 29, 1999. Additionally, the Board declared a final liquidating distribution payable on December 10, 1999 to Shareholders of Record as of November 30, 1999. It is anticipated that MITS will be fully dissolved by year-end 1999.

MITS originally assembled a portfolio of commercial properties in 1989 and 1990, the last of which was ultimately sold in December 1998.